Mr. Matthew Crispino, Legal Examiner

Ms. Kathleen Collins, Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE | Washington DC 20549

December 22, 2023

Re:	Knorex Ltd. Draft Registration Statement on Form F-1 Submitted on December 18, 2023 (CIK No. 0001982960)

Reference is made to your letter dated December 20, 2023 and our telephone conversation on December 21, 2023 with Ms. Kathleen Collins, Accounting Branch Chief, at the Commission. The Company would like to clarify that it intends to amend the Draft Registration Statement prior to the public filing to include audited financial statements for the year ending December 31, 2023. Therefore, the Company believes that interim financial statements for the six months ended June 30, 2023 should not be required for the first confidential submission of the Draft Registration Statement. In reaching this conclusion, the Company is relying on guidance set forth in the announcement by the Corporate Finance Division at https://www.sec.gov/corpfin/announcement/draft-registration-statement-processing-procedures-expanded that omitting certain financial information will not delay the Commission’s review if the issuer reasonably believes that omitted financial information will not be required at the time the registration statement is publicly filed. If there is anything else that the Company needs to do before the Commission can proceed with its review of the Draft Registration Statement submitted on December 18, 2023, please kindly let us know at your earliest convenience. Otherwise, we look forward to receiving the Commission’s comments in due course.